EXHIBIT 1

               ECI TELECOM NAMES RAFI MAOR CHIEF OPERATING OFFICER

         ALSO NAMES ACTING GENERAL MANAGER FOR BROADBAND ACCESS DIVISION

PETAH TIKVA, ISRAEL, JULY 12, 2004 - ECI Telecom (NASDAQ:ECIL) announced today the appointment of Rafi Maor to the newly created position of Chief Operating Officer of the company. Maor will have overall responsibility for current operations (including the product divisions and the distribution organization). He will report to company President and CEO Doron Inbar, who will be focusing most of his attention on overall business strategy and creating profitable growth engines for the future. The appointment is effective September 1st.

Mr. Maor comes to ECI with considerable experience in management of global technology organizations. Prior to joining the company, he spent nine years at Indigo N.V., where he served as President and Chief Operating Officer (COO) of the company. Following the acquisition of Indigo by Hewlett Packard in 2002, he served as General Manager of HP/Indigo Division and Vice President at HP Corporate with worldwide responsibility for the product line. During his tenure, Maor successfully built a scalable company with a global corporate culture, while significantly increasing revenues. Prior to Indigo, Maor spent 20 years with Israel Aircraft Industries where he held increasingly senior managerial positions. Maor holds an Engineering degree from Tel Aviv University and is a graduate of the Advanced Management Program at the Insead Business School in France.

"As we announced last quarter, ECI is returning to profitability and substantial growth in 2004 with continuously improved visibility," commented Doron Inbar. "At this turning point, our most significant challenges are how to ensure the continuation of profitable growth and creating additional strategic growth engines. I am very pleased to have Rafi Maor join ECI`s management. With Rafi's strong management skills and proven global experience in rapidly growing businesses, we are significantly strengthening ECI`s management team as we move into the next phase of growth".

"As CEO of the company, this appointment will enable me to spend most of my time on the overall business strategy and on strategic initiatives for the coming years".

In addition, ECI also announced today that Gilles Rapp is assuming the position of Acting General Manager of its Broadband Access Division, reporting to the COO. Rapp previously served as Chief Operating Officer of the Division and has been with ECI for 12 years. Mr. Rapp holds a B.Sc. in Electronic Engineering as well as an MBA, both from Tel-Aviv University. Pinny Chaviv, who currently heads the Division, will be leaving ECI to assume a position at an Israeli venture capital firm. Doron Inbar added: "We thank Pinny for his many years of dedicated service to ECI which helped ECI become one of the recognized global leaders in Broadband Access. We wish him much success in his future endeavors."


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ABOUT ECI TELECOM

ECI provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specialises in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:

Jay Kalish, VP IR,
Phone: +972-3-926-6255,
email: jay.kalish@ecitele.com

Kim Kelly, Corporate Communications:
Phone: +972-3-926-6092,
email: kim.Kelly@ecitele.com


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